Concordia International Corp. Announces Receipt of Nasdaq Initial Notice of Bid Price Requirement
OAKVILLE, ON, December 1, 2017 – Concordia International Corp. (“Concordia” or the "Company") (NASDAQ: CXRX) (TSX: CXR), an international specialty pharmaceutical company focused on becoming a leader in European specialty, off-patent medicines, today announced that on November 29, 2017, it received an initial notification letter from the Listing Qualifications Department of the NASDAQ Global Select Market ("Nasdaq") notifying the Company that it had 180 days to regain compliance with the minimum bid price requirement set forth in Nasdaq’s continued listing rules.
Nasdaq’s continued listing rules require that listed securities maintain a minimum bid price of US$1.00 per share, and that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days.
The Company’s common shares traded below a bid price of US$1.00 for 30 consecutive business days from October 17, 2017, to November 28, 2017. As a result, the Company does not currently meet the minimum bid price requirement.
The Company's common shares remain listed on Nasdaq and Concordia has until May 29, 2018, to regain compliance with the minimum bid price requirement to maintain the listing.
To regain compliance with the minimum bid price requirement, the Company's common shares must have a closing bid price of at least US$1.00 for a minimum of 10 consecutive business days. In the event the Company does not regain compliance with the minimum bid price requirement by May 29, 2018, Concordia has the option to apply to Nasdaq for additional time to regain compliance.
The Company’s common shares are also listed on the TSX and the initial notification letter is unrelated to Concordia’s continued listing on the TSX.
About Concordia
Concordia is an international specialty pharmaceutical company with a diversified portfolio of more than 200 patented and off-patent products, and sales in more than 90 countries. Going forward, the Company is focused on becoming a leader in European specialty, off-patent medicines.

Concordia operates out of facilities in Oakville, Ontario and, through its subsidiaries, operates out of facilities in Bridgetown, Barbados; London, England and Mumbai, India.

Notice regarding forward-looking statements and information:
This news release includes forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws, regarding Concordia and its business, which may include, but are not limited to, statements with respect to Concordia’s focus on becoming a leader in European speciality, off-patent medicines, the listing of the Company’s common shares on Nasdaq and the TSX and the bid price of such shares, and the ability of the Company to regain compliance with the Nasdaq listing rules and/or obtain an extension to regain such compliance. The forward-looking events and circumstances discussed in this news release may not occur by certain dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Concordia, including risks associated with the Company’s inability to regain compliance with Nasdaq listing rules, which could result in Concordia’s common shares being delisted from the Nasdaq and the liquidity in Concordia’s common shares being materially reduced, Concordia’s securities, risks associated with a proposed recapitalization transaction including the inability to complete a proposed recapitalization transaction or complete a proposed recapitalization transaction in a timely or efficient manner, the inability to reach a consensual transaction with holders of the Company’s debt, the process under the Canada Business Corporations Act (“CBCA”) not providing the protection sought by Concordia, third parties not complying with the CBCA order and taking steps against Concordia and its subsidiaries, risks associated with developing new product indications, increased indebtedness and leverage, the inability to generate cash flows, revenues and/or stable margins, the inability to grow organically, the inability to repay debt and/or satisfy future obligations, risks associated with Concordia’s outstanding debt, risks associated with the geographic markets in which Concordia operates and/or distributes its products, risks associated with fluctuations in exchange rates (including, without limitation, fluctuations in currencies), risks associated with the use of Concordia’s products to treat certain diseases, the pharmaceutical industry and the regulation thereof, regulatory investigations, the failure to comply with applicable laws, risks relating to distribution arrangements, possible failure to realize the anticipated benefits of acquisitions and/or product launches, risks associated with the integration of assets and businesses into Concordia’s business, product launches, the inability to launch products, the fact that historical and projected financial information may not be representative of Concordia’s future results, the failure to obtain regulatory approvals, economic factors, market conditions, acquisition opportunities, risks associated with the acquisition and/or launch of pharmaceutical products, risks regarding clinical trials and/or patient enrolment into clinical trials, the equity and debt markets generally, risks associated with growth and competition (including, without limitation, with respect to Concordia’s niche, hard-to-make products), general economic and stock market conditions, risks associated with the United Kingdom’s exit from the European Union (including, without limitation, risks associated with regulatory changes in the pharmaceutical industry, changes in cross-border tariff and cost structures and the loss of access to the European Union global trade markets), risks related to patent infringement actions, the loss of intellectual property rights, risks and uncertainties detailed from time to time in Concordia’s filings with the Securities and Exchange Commission and the Canadian Securities Administrators and many other factors beyond the control of Concordia. Although Concordia has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement or information can be guaranteed. Except as required by applicable securities laws, forward-looking statements and information speak only as of the date on which they are made and Concordia undertakes no obligation to publicly update or revise any forward-looking statement or information, whether as a result of new information, future events, or otherwise.

For more information please contact:
Adam Peeler
Concordia International Corp.
905-842-5150 x 240
adam.peeler@concordiarx.com